December 13, 2010

Dennis C. Hult

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

RE: New Bastion Development, Inc.  File No.  001-04124

Dear Mr. Hult:

Pursuant to your letter dated December 9, 2010, the Company is filing an amended Form 8-K.  In addition the Company acknowledges the following:

That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please feel free to contact me with any additional comments or questions.

Sincerely,

/s/Elliot Bellen

Elliot Bellen

CEO

11985 Southern Blvd, Suite 191, Royal Palm Beach, Florida  33411

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